Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No.: 001-13641

On July 30, 2015, members of the GLPI management team, including Peter Carlino, Chairman and Chief Executive Officer, Bill Clifford, Chief Financial Officer and Brandon Moore, Senior Vice President, General Counsel and Secretary spoke during GLPI’s second quarter 2015 earnings conference call. Some of Mr. Carlino’s, Mr. Clifford's and Mr. Moore's remarks included a discussion of GLPI’s proposed acquisition of substantially all of the real estate assets of Pinnacle. Below are excerpts from the transcript of the conference call relating to the proposed transaction.

CORPORATE PARTICIPANTS
Kara Smith Gaming and Leisure Properties, Inc. - IR
Peter Carlino Gaming and Leisure Properties, Inc. - Chairman & CEO
Bill Clifford Gaming and Leisure Properties, Inc. - CFO
Brandon Moore Gaming and Leisure Properties, Inc. - SVP, General Counsel & Secretary

CONFERENCE CALL PARTICIPANTS
Joel Simkins Credit Suisse - Analyst
Steven Wieczynski Stifel Nicolaus - Analyst
Dmitri Chupatov Barclays Capital - Analyst
Carlo Santarelli Deutsche Bank - Analyst
Chris Jones Union Gaming Group - Analyst

PRESENTATION

Operator

Greeting and welcome to the Gaming and Leisure Properties second quarter 2015 earnings call.

(Operator Instructions)

As a reminder, this conference is being recorded. It is now my pleasure to turn the conference over to your host today, Ms. Kara Smith of IR. Please go ahead, Ms. Smith.

Kara Smith - Gaming and Leisure Properties, Inc. - IR

Good morning. We would like to thank you for joining us today for Gaming and Leisure Properties' second quarter 2015 earnings call and webcast. The press release distributed earlier this morning is available in the Investor Relations section on our website at www.GLPROPINC.com.

On today's call, management prepared remarks and answers to your questions may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address matters that are subject to risks and uncertainties that may cause actual results to differ from those discussed today. Examples include those related to revenue, operating income and financial guidance, as well as non-GAAP financial measures such as FFO and AFFO. As a reminder, forward-looking statements represent Management's current estimates, and the Company assumes no obligation to update any forward-looking statements in the future. We encourage listeners to review the more detailed discussions related to these forward-looking statements contained in the Company's filings with the SEC, and the definitions and reconciliations of non-GAAP financial measures contained in the Company's earnings release.

On this morning's conference call, we are joined by Peter Carlino, Chairman and Chief Executive Officer, and Bill Clifford, Chief Financial Officer of Gaming and Leisure Properties, Inc. Also joining are Steven Snyder, Senior Vice President of Development; Desiree Burke, Chief Accounting Officer; and Brandon Moore, Senior Vice President, General Counsel and Secretary. With that, I would like to turn the call over to Peter Carlino.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Thanks, Kara, and good morning, everyone. As usual, we'll keep our comments brief and open the floor to questions. From an operating point of view, we had the quarter that we expected. So not much to report there, happy to say. Significantly, as you all know, we signed our transaction with Pinnacle this quarter, which is exciting and something that we're working with now very hard to bring to a conclusion in the shortest possible time.

I would report that this whole process has been kicked off very positively with Pinnacle. They have been terrific to work with, and I think we are completely aligned in getting to the goal in the shortest possible time. I noted that Pinnacle announced a great quarter. They, I gather, are going to be following us at -- I was going to say 10.00 -- 7.00, it kills me, their time. That's more ambitious than I think we'd want to do here, but to talk about the quarter they had, which was really terrific. So very pleased with what has happened there.

We remain focused, obviously. That's priority one, two, and three. But business is ongoing and we are still open for business as we look ahead. So with that, I am going to -- unless Bill, you have -- no, okay. Then let's just get straight to your questions. Operator?

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Our first question comes from Joel Simkins with Credit Suisse.

Joel Simkins - Credit Suisse - Analyst

This might be the quickest call in, I think, in gaming industry history. (Laughter)

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

We [were] expecting that. Go ahead, Joel.

Joel Simkins - Credit Suisse - Analyst

Obviously, back in your former lives at [Penn], you made a very nice purchase of the [M]. I think back then you did a little bit of leap of faith that the regional -- or that the locals market was going to get better. It does seem like, at least based upon [Boyd's] results, that market's continuing to recover steadily. There's obviously a number of assets held by private companies, folks that might need some capital. Peter, what's your take on the Las Vegas locals market at this point? Is the recovery real, and is this something, [Mark], you would take a deeper look at?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Goodness, Joel. You see that, and are focused more broadly on that everyday than even we are. I think the results are clearly there. The locals market has improved dramatically, and that's certainly been the experience at Penn experience at M, which by the way I think, from a Penn point of view is pretty exciting as they look at the [Trop] transaction. As a shareholder I feel very positive about that, a small commercial in for Penn. I get the sense that pretty much across the board, regional and local markets are doing better.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

I mean Las Vegas is also -- the construction -- housing construction is starting to pick back up. Not anywhere near what it was at the peak, but you are at least starting to see construction jobs, new homes getting built, obviously the two projects announced on the strip, the [Genten] project, which to my understanding is ground-breaking, is going to create some good jobs in town. Then just the concept of they're still next to California. So at the end of the day, the migration of people's return to Las Vegas. So I don't know that it will hit -- I don't know that we can exactly say Las Vegas is back to the glory days, but it's certainly come out of -- certainly on the way up.

Joel Simkins - Credit Suisse - Analyst

Thanks, guys. I am all set.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Thanks.

Operator

Thank you. Our next question comes from Steven Wieczynski with Stifel. Please proceed with your question.

Steven Wieczynski - Stifel Nicolaus - Analyst

Good morning, guys. Bill, first question for you, I guess. On the guidance, the updated guidance, I want to get something clear. Does the new guidance -- I know you called out, does not include deal-related costs going forward, but the EBITDA number for the full year, does that -- that does include costs from the second quarter, is that correct?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

That's correct.

Steven Wieczynski - Stifel Nicolaus - Analyst

So you essentially would have been raising guidance without the second quarter cost from the deal?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes, that's correct.

Steven Wieczynski - Stifel Nicolaus - Analyst

Got you. Then second, given where the equity is kind of traded since you announced this transaction, I was wondering if you guys thought about any way to maybe do something to push the equity a little bit higher, basically trying to come up with something where you potentially use less debt -- excuse me, more debt and less equity for this deal, given where your equity price is today?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

You know, I think clearly we would be happier if our stock price was higher. I don't think there is any shock to that statement. I think at the end of the day, we recognize going forward that we need to have a conservative balance sheet, and we will have to be in a position to be able to do big transactions. Doing big transactions from a higher leverage point, we think, for the future is not going to be conducive to getting there.

At the end of the day clearly it's our view and it's our commitment to keep the leverage at 5.5 times. So for now, it's not really up for negotiation. However, facts and circumstances change. I am not saying we would never do that, but as far as plan A, B, and C, all involve us raising the amount of equity that we have indicated we are going to.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Look, it's a long road. These are very early days, so we are scarcely in panic mode. This is fine. We understand, I think, what's going on in the market. I think we just have to play this thing out and let time mature the situation. But Bill's answer is one I would stand by as well.

Steven Wieczynski - Stifel Nicolaus - Analyst

Okay. Great. Thanks guys, appreciate the color.

Operator

Thank you. Our next question comes from Dmitri [Chupatov] with Barclays. Please proceed with your question.

Dmitri Chupatov - Barclays Capital - Analyst

Hi, everyone. Could you just start by walking us through what needs to happen from now until close? I think we covered it on the last call, but beyond just shareholder vote, equity and debt deals, is there anything else that we are missing, and if you can give us any color on expected timing, that would be helpful.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Brandon, you want to speak to that?

Brandon Moore - Gaming and Leisure Properties, Inc. - SVP, General Counsel & Secretary

Sure. I think outside of the SEC process and the shareholder meeting, registration statement, the debt and equity that you talked about, only thing I would highlight would be the gaming approval that Pinnacle will need in many states, and we will need in a few states, and that process has already started. Great. That's helpful. Prior to the deal closing, are there any restrictions on you pursuing other sorts of transaction, be it a one-off or larger portfolio deals? No restrictions, other than what you might have seen in the transaction documents that would be implicated if we were trying to do something that would make this deal materially more difficult to close. But nothing specific that would prevent us from pursuing another transaction.

Dmitri Chupatov - Barclays Capital - Analyst

That's really helpful. Thanks.

Operator

(Operator Instructions)

Our next question comes from Carlo Santarelli with Deutsche Bank. Please proceed with your question.

Carlo Santarelli - Deutsche Bank - Analyst

Hey, guys. Just more of a technical question, as it pertains to transaction and structure and, obviously, the compensation of the Pinnacle shareholders. Obviously, there is break up fee in the language. Is there any other kind of language around the [GOPUI] share price and moves within a certain band that we need to be aware of?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

No. It's a fixed ratio, 0.85, there's no collars.

Carlo Santarelli - Deutsche Bank - Analyst

Okay. Great. Thank you, Bill. That's all for me.

Operator

Our next question comes from Chris Jones with Union Gaming. Please proceed with your question.

Chris Jones - Union Gaming Group - Analyst

Two quick questions. First, when you contemplate, as we contemplate the merger between Pinnacle -- or this deal, how should we look at the TRS, the taxable REIT subsidiary, there going forward, and whether or not you are going to continue to focus on that and what might ultimately fall in there? Then, secondly, as you go through the gaming approval process, are there certain states that at this point that are probably off limits, if you will, from GLPI buying, given that you are going to have a very significant position in those states? I'm looking at states like Missouri and such. Thank you.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO
I will address TRS and maybe Brandon can address the other issue. The relative -- there's no impact on the TRS with this transaction, other than our TRS becomes a smaller percentage of our total assets. There is no contemplated assets from the Pinnacle transaction that would get into our TRS, it's all [readable] property.

So there's -- relative to our focus, we are going to maintain the same focus on the operating -- on the team that we've got, doing a very credible job, very happy with the performance for Prairieville and Baton Rouge. They're small properties. One is in Baton Rouge and the other one is in Prairieville. But I think, really, this transaction is not going to have any impact on the TRS.

Chris Jones - Union Gaming Group - Analyst

Thank you.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Let me add that it's not our goal to build the TRS. It's not our core business. We are delighted we have those properties and that they're doing so well, but make no mistake, we're a triple net [REIT].

Chris Jones - Union Gaming Group - Analyst

With respect to the question on what I think really gets around concentration issues in states like Missouri, it is our belief and expectation that as triple net [read] and a passive landlord, those issues should not be implicated if we should desire to purchase additional properties in Missouri or other states, and we'll obviously work closely with state regulators and, if necessary, the FTC, but we feel as though our structure is one that would permit us to open additional properties in Missouri as well as other states. Great. Thank you.

Operator

Thank you. At this time, I would like to turn the call back over to Mr. Peter Carlino for closing comments.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman & CEO

Well, this does set a record, a new record. We are kind of looking at our watches saying maybe this is the call that breaks the mold. I think we are in this about 16, not even 17, minutes yet, and that was expected. So, hopefully, we are going to continue to make great progress with our Pinnacle transaction between now and next quarter. Hope to have lots more to report, and I thank you all for dialing in.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Thank you.

Operator

Thank you. This does conclude today's teleconference. You may disconnect your lines at this time, and have a great day.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects (including successful resolution of outstanding litigation against the owners of the Meadows Racetrack & Casino); GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate timing and outcome of the Company's proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”), including the Company's and Pinnacle's ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this press release may not occur.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction with Pinnacle, GLPI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. GLPI and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC's website at www.sec.gov.

Certain Information Regarding Participants

GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI's directors and executive officers in GLPI's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle's directors and executive officers in Pinnacle's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC's website at www.sec.gov.